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                                                                  Exhibit (a)(2)



           [MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP LETTERHEAD]



                                 April 10, 2002

Dear Marriott Residence Inn II Limited Partner:

         Since our letter to you dated March 6, 2002 regarding the unsolicited tender offer by Madison Liquidity Investors 117, LLC (the "Purchaser") and other co-bidders to purchase 8,341 of the limited partnership Units of the Partnership for $300 per Unit in cash, two developments have occurred that we believe you should consider in deciding whether to accept or reject the tender offer.

         The first of these developments relates to the recent amendment of the Purchaser's tender offer. As you may be aware, on March 19, 2002, the Purchaser amended its tender offer by reducing the price at which the Purchaser is willing to purchase Units from $300 per Unit to the amended tender offer purchase price of $200 per Unit, reduced by any cash distributions made or declared on or after February 15, 2002, with interest at the rate of 7% per annum from the expiration date of the Purchaser's tender offer to the date of payment. Any limited partner who had previously tendered at $300 will receive $200 unless they withdraw their tendered Units prior to the expiration date which is April 16, 2002.

         The second development relates to our efforts to sell the Partnership. As was previously reported to limited partners in our letter of March 6, 2002 and our initial Schedule 14D-9, following the terrorist attacks of September 11, 2001, the exclusive discussions being held with one potential acquirer of the Partnership were suspended to allow the parties to determine the effect of the terrorist attacks, as well as the current economic conditions generally, on the business and operations of the Partnership.

         Based upon the potential acquirer's review of the recent performance of the hotels and the current outlook for the Partnership, the General Partner and the potential acquirer have recommenced negotiations. Although these discussions build upon the foundation of the pre-September 11, 2001 discussions with the same potential acquirer, they are still in the preliminary stage. However, based upon the per Unit purchase price range currently being discussed with the potential acquirer, we believe that the aggregate consideration that a limited partner would receive on a per Unit basis in any such transaction is likely to exceed significantly the tender offer purchase price of $200 per Unit. Although negotiations with the potential acquirer with respect to the terms and conditions of a transaction, including resolution of the Partnership's long-term capital needs, are being actively pursued, the negotiations are still ongoing and no agreement on a purchase price or other terms has been reached. Accordingly, there can be no assurance that a transaction will occur or, if it were to occur, of the timing or ultimate value of any such transaction. In addition, if a transaction were to occur, it would require approval of the limited partners holding a majority of the Units, as well as the consent of the Partnership's lender and the Manager of the Partnership's hotels.

         If the General Partner determines the consideration ultimately offered by the potential acquirer to be below an acceptable level, the General Partner will terminate the sale process and continue to conduct the business and affairs of the Partnership and continue to pursue all options at its disposal to maximize the value of the Partnership to the limited partners.

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         As described in more detail in the Purchaser's amended Offer to
Purchase, the Purchaser's tender offer is currently scheduled to expire at 5:00 p.m., New York time, on April 16, 2002. Any limited partner who has tendered Units to the Purchaser may withdraw such Units at any time prior to the expiration date of the Purchaser's offer. For information regarding how to withdraw Units that were previously tendered to the Purchaser, you should refer to Section 5 - "Withdrawal Rights" of the Purchaser's Offer to Purchase that was originally sent to you by the Purchaser, or call the Purchaser toll free at the following number that is listed in the Purchaser's amended tender offer materials (800) 269-7313.

         Although the General Partner is not making a recommendation to the limited partners on the amended tender offer and is remaining neutral, the General Partner believes that the limited partners should carefully consider these recent developments in deciding whether to accept or reject the tender offer.

         Enclosed with this letter is a copy of our Amendment No. 1 to our Solicitation/Recommendation Statement on Schedule 14D-9 that has been filed at the Securities and Exchange Commission. We urge you to read the enclosed material carefully.

         If you have any questions, please call Host Marriott Investor Relations at (301) 380-2070.

                                           Very truly yours,

                                           RIBM Two LLC
                                           General Partner

                                           /s/ Robert E. Parsons, Jr.
                                           -------------------------------------
                                           Robert E. Parsons, Jr.
                                           President and Manager

Enclosure